Filed pursuant to Rule 253(g)(2)

File No. 024-11219

SUPPLEMENT DATED APRIL 2, 2021

TO OFFERING CIRCULAR DATED AUGUST 26, 2020

LiquidPiston, Inc.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated August 26, 2020 (the “Offering Circular”) of LiquidPiston, Inc. (the “Company”). The Offering Circular is available HERE. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to announce the following changes to the Offering Circular, effective immediately:

•	Announce a change to the price to public and minimum investment amount; and
•	Announce that in addition to receiving bonus shares based on investment level, investors may also receive bonus shares if they are members of the StartEngine OWNers bonus program.

Price; Minimum investments

The price to the public is $54.00 per share of Common Stock. The minimum investment in the offering is 14 shares of Common Stock or $756.

As of March 31, 2021, the Company and the selling stockholders have received committed subscriptions for a total of 213,153 shares of Common Stock at the per share price of $45.00 (not inclusive of bonus shares). Assuming the remaining 342,402 shares to be sold by the Company and the selling stockholders are sold at the per share price of $54.00, of which the Company portion is 259,069 shares, the Company would have raised an additional $2,331,621 in gross proceeds, or approximately $2,070,480 of additional net proceeds, net of estimated offering expenses, commissions, and sales by selling shareholders, which the Company expects to use to further increase the manufacturing readiness of the X-engine.

Bonus Shares

The following risk factor on page 9 of the Offering Circular is replaced in its entirety as follows:

We are offering a discount on our stock price to some investors in this offering.

Investors in this offering who invest more than $5,000 or those investors who are members of the StartEngine OWNers bonus program (“StartEngine OWNers”) are entitled to a discount to the share price in this offering; see “Plan of Distribution and Selling Securityholders -- Bonus Shares; Discounted Price for Certain Investors.” Therefore, the value of shares of investors who pay the full price in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the company.

The section titled “Plan of Distribution and Selling Securityholders” commencing on page 30 of the Offering Circular is replaced in its entirety as follows:

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PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The company is offering up to 472,222 shares of Common Stock (not including Bonus Shares), as described in this Offering Circular. The company has engaged StartEngine Primary, LLC (“StartEngine Primary”) as its placement agent to assist in the placement of its securities in those states it is registered to undertake such activities, including soliciting potential investors on a best efforts basis. As such, StartEngine Primary is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act. StartEngine Primary is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. Persons who desire information about the offering may find it at www.startengine.com. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

Commissions and Discounts

The following table shows the total discounts and commissions payable to StartEngine Primary in connection with this offering by the company and the selling stockholders for the remaining 342,402 shares:

	Per Share	Total
Public offering price	$54.00	$18,489,708

Placement Agent commissions	$1.89	$647,140

StartEngine Processing Fee	$1.89	$647,140

Proceeds, before expenses	$52.11	$17,842,568

The company will also issue to StartEngine Primary warrants for the purchase of our Common Stock at an exercise price of $45.00 per share for shares sold before April 2, 2021, and $54.00 per share for shares sold after this date. The number of shares acquirable upon exercise of the warrant will be equal to (a) 2% of the gross proceeds raised through StartEngine Primary before April 2, 2021, divided by $45.00 per share, rounded to the nearest whole share, and (b) 2% of the gross proceeds raised after April 2, 2021, divided by $54.00 per share, rounded to the nearest whole share. If we raise the maximum amount in this offering, we would issue 11,111 warrants to StartEngine Primary.

The warrants will be exercisable for up to five years after the date on which this offering is qualified. The warrants and shares issuable upon exercise of the warrants may shall not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of qualification or commencement of sales of the offering pursuant to which the warrants were issued, except as provided in FINRA Rule 5110(g)(2). The warrants include customary adjustment provisions for stock splits, stock dividends, and recapitalizations and other similar transactions.

Other Terms

StartEngine Primary has also agreed to perform the following services in exchange for the compensation discussed above:

•	design, build, and create the company’s campaign page,
•	provide the company with a dedicated account manager and marketing consulting services,
•	provide a standard purchase agreement to execute between the company and investors, which may be used at company’s option and
•	coordinate money transfers to the company.

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In addition to the commission described above, the company will also pay $15,000 to StartEngine Primary for out of pocket accountable expenses paid prior to commencing. This fee will be used for the purpose of coordinating filings with regulators and conducting a compliance review of the company’s offering. Any portion of this amount not expended and accounted for will be returned to the company. Assuming the full amount of the offering is raised, we estimate that the total fees and expenses of the offering payable by the company and the selling stockholders to StartEngine Primary will be approximately $997,855.

StartEngine Primary will charge you a non-refundable processing fee equal to 3.5% of the amount you invest at the time you subscribe for our securities, equivalent to $1.89 per share. This fee will be refunded in the event the company does not raise any funds in this offering.

StartEngine Primary intends to use an online platform provided by StartEngine Crowdfunding, Inc. (“StartEngine Crowdfunding”), an affiliate of StartEngine Primary, at the domain name www.startengine.com (the “Online Platform”) to provide technology tools to allow for the sales of securities in this offering. In addition, StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the Online Platform. Fees for credit and debit card payments will be passed onto investors at cost and the company will reimburse StartEngine Crowdfunding for transaction fees and return fees that it incurs for returns and chargebacks, pursuant to a Credit Card Services Agreement.

Bonus Shares; Discounted Price for Certain Investors

Certain investors in this offering are entitled to receive additional shares of Common Stock (effectively a discount) for their shares purchased (“Bonus Shares”).

StartEngine OWNers

Starting on April 2, 2021, anyone who is a member of the StartEngine OWNers bonus program is entitled to 10% Bonus Shares and will receive 110 shares for every 100 shares they purchase during the remainder of this offering. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The general public can become members of the StartEngine OWNers bonus program on StartEngine’s website for $275 per year.  Membership will auto renew every year. A member of the program can cancel their renewal at any time. Once the individual cancels, their membership will expire on the next anniversary of their membership. With the OWNer’s Bonus, the investor will earn 10% bonus shares on all investments they make in participating campaigns on StartEngine. StartEngine Crowdfunding, Inc. will determine whether an investor qualifies as a StartEngine OWNer. The StartEngine OWNers bonus will only apply to the remaining 342,402 shares sold.

Receipt of Bonus Shares pursuant to the OWNers bonus program are not cumulative with the Bonus Shares eligible to be received pursuant to the Volume Perks described below. The investor will receive the greater of any eligible OWNers bonus or Volume Perks bonus.

Volume Perks

Certain investors in this offering are eligible to receive Bonus Shares equal to 5%, 8%, 10%, or 15% of the shares they purchase, depending upon the investment level of such investors. See “—Volume Perks” below. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. Investors in the highest bracket of these Bonus Shares will pay an effective price of approximately $46.96 per share before the StartEngine processing fee, a discount of 13%. The StartEngine processing fee will be assessed on the full share price of $54.00, and not the effective, post bonus, price. The company will absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will reduce the proceeds that the company and selling stockholders receive. Of the 83,333 Bonus Shares available in this offering, 70,833 are being sold by the company and 12,500 are being sold by the selling stockholders.

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Subscription Procedures

After the Offering Statement has been qualified by the Commission, the company will accept tenders of funds to purchase the Common Stock. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, checks will not be accepted, to the escrow account to be setup by the Escrow Agent. Tendered funds will remain in escrow until a closing has occurred. StartEngine Crowdfunding will assist with the facilitation of credit and debit card payments through the Online Platform. The company estimates that processing fees for credit card subscriptions will be approximately 3.5% of total funds invested per transaction, although credit card processing fees may fluctuate. The company intends to pay these fees and will reimburse StartEngine Crowdfunding for transaction fees and return fees that it incurs for returns and chargebacks. The company estimates that approximately 70% of the gross proceeds raised in this offering will be paid via credit card. This assumption was used in estimating the payment processing fees included in the total offering expenses set forth in “Use of Proceeds to Issuer.” Upon closing, funds tendered by investors will be made available to the company and the selling stockholders for their use.

The minimum investment in the offering is 14 shares of Common Stock or $756, plus the StartEngine processing fee of 3.5%.

In order to invest you will be required to subscribe to the offering via the Online Platform and agree to the terms of the offering, Subscription Agreement, and any other relevant exhibit attached thereto.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount, including the StartEngine processing fee, that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

The company has entered into an Escrow Services Agreement with Prime Trust LLC (the “Escrow Agent”) and StartEngine Primary. Investor funds will be held by the Escrow Agent pending closing or termination of the offering.  All subscribers will be instructed by the company or its agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the escrow account established for this offering. The company may terminate the offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

Prime Trust is not participating as an underwriter or placement agent or sales agent of this offering and will not solicit any investment in the company, recommend the company’s securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Circular or other offering materials to investors. The use of Prime Trust’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of the company or this offering. All inquiries regarding this offering or escrow should be made directly to the company.

In the event that the company terminates the offering while investor funds are held in escrow, those funds will promptly be refunded to each investor without deduction or interest and in accordance with Rule 10b-9 under the Exchange Act.

Pursuant to our agreement with StartEngine Primary, the company agrees that 6% of the total funds received into escrow will be held back as a deposit hold in case of any ACH refunds or credit card chargebacks. The hold will remain in effect for 180 days following the close of the offering. 60 days after the close of the offering, 4% of the deposit hold will be released to the company. The remaining 2% will be held for the final 120 days of the deposit hold. After such further 120 days, the remaining 2% will be released to the company. Based on the assumed maximum amount that we might owe StartEngine Primary, we estimate the deposit hold could be for up to $1,500,000.

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Startengine Secure LLC, an affiliate of StartEngine Primary, or another SEC registered transfer agent as selected by the company, will serve as transfer agent to maintain stockholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our stockholder register.

In the event that it takes some time for the company to raise funds in this offering, the company will rely on income from sales, funds raised in any offerings from accredited investors.

Provisions of Note in Our Subscription Agreement

Restrictions on Transfer

The subscription agreement contains a “market stand-off” provision in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the effective date of a registration statement relating to the initial public offering IPO and ending on the date specified by the company and the managing underwriter of the IPO, investors agree not to transfer any shares of Common Stock, or other securities of the company held by the investor, or securities convertible or exercisable or exchangeable for Common Stock without the prior written consent of the managing underwriter. Investors agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to effect the market stand-off.

Proxy

The subscription agreement grants an irrevocable proxy to the company’s CEO to (i) vote all securities held of record by the investor (including any shares of the company’s capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

Forum Selection Provisions.

The subscription agreement provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

Inspection Rights

The subscription agreement provides a waiver for inspection rights granted under Delaware law. Delaware law specifies that shareholders have the right to inspect and to make copies and extracts from, the company’s stock ledger, a list of its stockholders, and its other books and records, and the books and records of subsidiaries of the company, if any.  Delaware law specifies the circumstances and manner that these rights can be exercised, including requiring that the shareholder must provide under oath a proper purpose for the exercises of these rights. This waiver will be in effect until the initial sale of the Company's securities in any future IPO.

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Selling Stockholders

Certain stockholders of the company intend to sell up to 83,333 shares of Common Stock in this offering, plus up to 12,500 Bonus Shares. Stockholders will only participate in the offering after the company has sold 226,667 shares (not including Bonus Shares) and received gross proceeds of $10.2 million in this offering. Once the company reaches this threshold, the selling stockholders will be allowed to sell 40,000 shares, until total gross proceeds of the offering equal $12.36 million. After a total of 266,667 shares are sold by the company and selling stockholders in this offering (not including Bonus Shares), the selling stockholders will offer up to 15% of the 288,888 shares of Common Stock that remain to be offered (not including Bonus Shares).

Selling stockholders will participate on a pro rata basis, which means that at each closing in which selling stockholders are participating, a stockholder will be able to sell its Pro Rata Portion of the shares that the stockholder is offering (as set forth in the table below) of the number of securities being issued to investors. For example, if after raising $12.36 million the company holds a closing for $1 million in gross proceeds, the company will issue shares and receive gross proceeds of $850,000 while each of the selling stockholders will receive their Pro Rata Portion of the remaining $150,000 in gross proceeds and will transfer their shares to investors in this offering. Selling stockholders will not offer fractional shares and the shares represented by a stockholder’s Pro Rata Portion will be determined by rounding down to the nearest whole share.

After qualification of the Offering Statement, the selling stockholders will enter into an irrevocable power of attorney (“POA”) with the company and the CEO, as attorney-in-fact, in which they direct the company and the attorney-in-fact to take the actions necessary in connection with the offering and sale of their shares. A form of the POA is filed as an exhibit to the Offering Statement of which this Offering Circular forms a part. Selling stockholders who hold shares of the company’s Series Seed-1 Preferred Stock will convert their shares into shares of Common Stock immediately before participating in any closing. Selling stockholders who hold vested options for the purchase of Common Stock will exercise their options and pay for their shares before participating in any closing.

Selling Stockholder	Shares owned prior to Offering	Shares offered by selling securityholder (1)	Potential Bonus Shares	Shares owned after the Offering (1)	Stockholder's Pro Rata Portion
Nikolay Shkolnik (5)	500,000	81,157	12,174	406,669	97.39%
James Marsh	13,656	463	69	13,124	0.56%
Saaduddin Ishtiaq Ahmed (2)	885	200	30	655	0.24%
Adam Spitulnik (2)	807	200	30	577	0.24%
Robert O'Brien (2)	667	200	30	437	0.24%
James Marsh (2)	6,667	441	66	6,160	0.53%
Semyon Kogan (2)	2,500	165	25	2,310	0.20%
Mark Nickerson (2)	1,417	200	30	1,187	0.24%
Arthur Marks (3)	2,433	161	24	2,248	0.19%
Gino DiClemente (3)	2,921	146	22	2,753	0.18%

TOTAL (6)	531,953	83,333	12,500	436,120	100%

(1) Assumes maximum number of shares are sold in this offering and maximum number of Bonus Shares are issued.

(2) Represents shares of Common Stock issuable upon exercise of vested options, including payment for such shares of Common Stock prior to any closing.

(3) Represents shares of Common Stock issuable upon conversion of Series Seed-1 Preferred Stock on a 1-for-1 basis.

(4) “Pro Rata Portion” represents that portion that a stockholder may sell in the offering expressed as a percentage where the numerator is the amount offered by the stockholder divided by the total number of shares offered by all selling stockholders.

(5) Nikolay Shkolnik controls stock through the Valentina Shkolnik Irrevocable Trust-2020; the Nikolay Shkolnik Irrevocable Trust-2020; and owns other shares outright. Alexander Shkolnik (CEO) is co-trustee and secondary beneficiary of both trusts.

(6) The total number of shares owned by the selling stockholders prior to this offering represents 34% of the company’s capital stock, on a fully diluted basis, assuming all options are exercised, shares of Preferred Stock are converted to Common Stock, and all convertible notes convert to shares of Common Stock.

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Perks

At stepped investment levels, the company plans to offer the following benefits at various levels of investment:

Minimum Dollar Investment	Rewards
$2,000	Choice of custom owners’ T-shirt or “Love the smell of Jet Fuel in the Morning” coffee mug*
$5,000	Choice of T-shirt or mug*, plus 5% Bonus Shares
$10,000	Choice of T-shirt or mug*, plus 8% Bonus Shares
$25,000	Choice of T-shirt or mug*, plus 10% Bonus Shares, plus invitation to a private tour of the LiquidPiston facility **
$50,000	Choice of T-shirt or mug*, plus 15% Bonus Shares, plus invitation to a private tour of the LiquidPiston facility, plus lunch with a Liquid Piston Founder **

* shipping is free within the continental United States, other investors will be asked to pay shipping. Approximate market value $10.

** at mutually arranged time, investor is responsible for travel arrangements and expenses.

The anticipated total cost of the rewards that may be issued in this Regulation A offering is approximately $125,000, not inclusive of Bonus Shares.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

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